SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Vir Biotechnology, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
92764N 102

(CUSIP Number)
April 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(Continued on following pages)

92764N 102
1	NAME OF REPORTING PERSONS Alaska Permanent Fund Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,833,333
	6	SHARED VOTING POWER 722,223
	7	SOLE DISPOSITIVE POWER 4,833,333
	8	SHARED DISPOSITIVE POWER 722,223
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.06%*
12	TYPE OF REPORTING PERSON OO
*
Percentage calculated based on 109,803,505 shares of common stock, par value $0.0001 per share outstanding, as reported in Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13G
Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on December 5, 2019 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.
The following Items of the Schedule 13G are amended and restated to read in their entirety as follows:
Item 4.	Ownership.

	(a)	Amount beneficially owned:

		(i)	The Reporting Person directly owns 4,833,333 shares of the Issuer’s common stock.
		(ii)	Altitude Life Science Ventures Fund II, L.P. and Altitude Life Science Ventures Side Fund II, L.P. directly own 722,223 shares of the Issuer’s common stock. The Reporting Person is a limited partner in each of Altitude Life Science Ventures Fund II, L.P. and Altitude Life Science Ventures Side Fund II, L.P. and may be deemed to beneficially own the shares held by such funds.

	(b)	Percent of class:

See Row 11 of the cover page for the Reporting Person.

	(c)	Number of shares as to which the Reporting Person has:

		(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for the Reporting Person.

		(ii)	Shares power to vote or to direct the vote:

See Row 6 of the cover page for the Reporting Person.

		(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for the Reporting Person.

		(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for the Reporting Person.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 30, 2020

The Alaska Permanent Fund Corporation

By:	/s/ Angela Rodell
Name:	Angela Rodell
Title:	Chief Executive Officer

[Signature page to Schedule 13G]